                                                                File No. 70-8471

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 7 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.             COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION   COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                  121 Hill Pointe Drive
COLUMBIA ATLANTIC TRADING CORPORATION     Suite 100
TRISTAR VENTURES CORPORATION              Canonsburg, Pennsylvania 15317
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION       COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR PEDRICK GENERAL CORPORATION       COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION    1700 MacCorkle Avenue, S.E.
TRISTAR BINGHAMTON GENERAL CORPORATION    Charleston, WV 25314
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION      COLUMBIA GAS DEVELOPMENT CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION       One Riverway
TRISTAR GEORGETOWN GENERAL CORPORATION    Houston, TX 77056
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION            COMMONWEALTH PROPANE, INC.
TVC NINE CORPORATION                      COLUMBIA PROPANE CORPORATION
TVC TEN CORPORATION                       9200 Arboretum Parkway, Ste 140
20 Montchanin Road                        Richmond, VA 23236
Wilmington, DE 19807
                                          COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA NATURAL RESOURCES, INC           COLUMBIA GAS OF OHIO, INC.
COLUMBIA COAL GASIFICATION CORPORATION    COLUMBIA GAS OF MARYLAND, INC.
900 Pennsylvania Avenue                   COLUMBIA GAS OF PENNSYLVANIA, INC.
Charleston, WV  25302                     COMMONWEALTH GAS SERVICES, INC.
                                          200 Civic Center Drive
                                          Columbus, OH 43215


--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                            L. J. Bainter, Treasurer
                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807
--------------------------------------------------------------------------------
                    (Name and address of agent for service)
                  (Other Agents for Service are Listed on the
                       Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

W. H. HARMON, Treasurer                   H. F. HAYES, Treasurer
Columbia Natural Resources, Inc.          Commonwealth Propane, Inc.
Columbia Coal Gasification Corp.          Columbia Propane Corporation
900 Pennsylvania Avenue                   9200 Arboretum Parkway, Ste 140
Charleston, West Virginia  25302          Richmond, Virginia  23236

D. DETAR, Treasurer                       D. L. GELBAUGH, Vice President
TriStar Ventures Corporation              Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation       Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation       Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation    Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation    Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation      200 Civic Center Drive
TriStar Vineland General Corporation      Columbus, Ohio  43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation    S. L. PARKS-DOWNEY, Asst. Treasurer
TriStar Georgetown General Corporation    Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation            Columbia Gulf Transmission Company
TVC Nine Corporation                      1700 MacCorkle Avenue, S.E.
TVC Ten Corporation                       Charleston, West Virginia 25314
20 Montchanin Road
Wilmington, Delaware 19807                J. R. LISENBY, Treasurer
                                          Columbia Gas Development Corporation
S. J. MacQueen, Treasurer                 One Riverway
Columbia LNG Corporation                  Houston, Texas 77056
Columbia Atlantic Trading Corp.
20 Montchanin Road                        ROBERT GUSTAFSON, Controller
Wilmington, Delaware 19807                Columbia Energy Services Corporation
                                          Columbia Energy Marketing Corporation
L. J. BAINTER, Vice President             121 Hill Pointe Drive
Columbia Gas System Service Corp.         Suite 100
TriStar Capital Corporation               Canonsburg, Pennsylvania 15317
20 Montchanin Road
Wilmington, Delaware 19807





--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

        The Application-Declaration as previously filed is hereby amended as follows:


Item 6. Exhibits and Financial Statements.

        (a)  Exhibit

             F-3  Opinion of Counsel.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

     The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    THE COLUMBIA GAS SYSTEM, INC.

Date: October 23, 1995              By: /s/ L. J. BAINTER
                                        ---------------------------------
                                           L. J. Bainter, Treasurer


                                    COLUMBIA GAS OF OHIO, INC.
                                    COLUMBIA GAS OF PENNSYLVANIA, INC.
                                    COLUMBIA GAS OF KENTUCKY, INC.
                                    COLUMBIA GAS OF MARYLAND, INC.
                                    COMMONWEALTH GAS SERVICES, INC.
                                    COLUMBIA GULF TRANSMISSION COMPANY
                                    COLUMBIA GAS TRANSMISSION CORPORATION
                                    COLUMBIA GAS DEVELOPMENT CORPORATION
                                    COLUMBIA PROPANE CORPORATION
                                    COMMONWEALTH PROPANE, INC.
                                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                    COLUMBIA NATURAL RESOURCES, INC.
                                    COLUMBIA ATLANTIC TRADING CORPORATION
                                    COLUMBIA COAL GASIFICATION CORPORATION
                                    COLUMBIA LNG CORPORATION
                                    COLUMBIA ENERGY SERVICES CORPORATION
                                    COLUMBIA ENERGY MARKETING CORPORATION
                                    TRISTAR VENTURES CORPORATION
                                    TRISTAR CAPITAL CORPORATION

Dated: October 23, 1995             By: /s/ L. J. BAINTER
                                        ----------------------------------
                                        L. J. Bainter, Vice President


                                    TRISTAR VENTURES CORPORATION
                                    TRISTAR PEDRICK LIMITED CORPORATION
                                    TRISTAR PEDRICK GENERAL CORPORATION
                                    TRISTAR BINGHAMTON LIMITED CORPORATION
                                    TRISTAR BINGHAMTON GENERAL CORPORATION
                                    TRISTAR VINELAND LIMITED CORPORATION
                                    TRISTAR VINELAND GENERAL CORPORATION
                                    TRISTAR RUMFORD LIMITED CORPORATION
                                    TRISTAR FUEL CELLS CORPORATION
                                    TRISTAR GEORGETOWN GENERAL CORPORATION
                                    TRISTAR GEORGETOWN LIMITED CORPORATION
                                    TVC NINE CORPORATION
                                    TVC TEN  CORPORATION

Dated: October 23, 1995             By: /s/ D. DETAR
                                        ----------------------------------
                                        D. Detar, Treasurer

EXHIBIT INDEX

        (a)  Exhibit

             F-3  Opinion of Counsel.